Exhibit 99.2

Francesco Ciancia Rejoins Stellantis to Lead Global Manufacturing

AMSTERDAM, October 8, 2025 – Stellantis N.V. today announces that Francesco Ciancia will rejoin the Company on November 1 as Global Head of Manufacturing and a member of the Stellantis Leadership Team (SLT).

Ciancia has gained over two decades of global leadership experience in manufacturing engineering, plant management and lean production system application.

He rejoins Stellantis from Mercedes-Benz, where he has served as Head of Mercedes-Benz Vans Operations in Stuttgart, Germany, successfully initiating the transformation of its production network.

Prior to joining Mercedes-Benz in 2022, Ciancia worked at Fiat Chrysler Automobiles (FCA) and Stellantis starting in 2001, with responsibilities including plant manager of the Kragujevac (Serbia) site, head of Manufacturing for Latin America and head of Manufacturing for Maserati and Premium Brands for Europe and Middle East and Africa regions.

“I’m delighted to welcome Francesco back to our ranks and as a member of our Leadership Team. His new role as Head of Global Manufacturing will be critical to our future success, as we move relentlessly to take the consistency, efficiency and competitiveness of our production processes worldwide to new levels,” commented CEO Antonio Filosa.

“I’m excited and energized to rejoin Stellantis and contribute to this new momentum,” said Ciancia. “Manufacturing is at the heart of the Company’s operations, and I look forward to working with the teams around the world to seize the improvement opportunities we have ahead of us.”

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com